## FORM 4

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

| 1. Name and Address of Reporting Person | 2. Issuer Name **and** Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) | | | |
|---|---|---|---|---|---|
| **Malek, Frederic V.** | **FPL Group, Inc. (FPL)** | X | Director | | 10% Owner |
| | | | Officer (give title below) | | Other (specify below) |
| (Last) (First) (Middle) | 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) | 4. Statement for Month/Day/Year | | | |
| **Thayer Capital Partners 1455 Pennsylvania Avenue N.W., Suite 350** | | **January 2, 2003** | 7. Individual or Joint/Group Filing (Check Applicable Line) | | |
| (Street) | | 5. If Amendment, Date of Original (Month/Day/Year) | X | Form filed by One Reporting Person | |
| **Washington, D.C.  20004** | | | | | |
| (City) (State) (Zip) | | | | Form filed by More than One Reporting Person | |

### Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code | | 4. Securities Acquired (A) or Disposed of (D) | | | 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) | 6. Ownership Form: Direct (D) or Indirect (I) | 7. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | A or D | Price | | | |
| **Common Stock** | 1/02/03 | -- | A [(1)] | | 700 | A | -- | 4,000 | D | |
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| FORM 4 (continued) | Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1. Title of Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 3A. Deemed Execution Date, if any (Month/Day/Year | 4. Transaction Code | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) | 6. Date Exercisable and Expiration Date (Month/Day/Year) | 7. Title and Amount of Underlying Securities | 8. Price of Derivative Security | 9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) | 11. Nature of Indirect Beneficial Ownership |
| | | | | Code | V | A | D | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
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Explanation of Responses:

(1)    Restricted stock grant made pursuant to the FPL Group, Inc. Non-Employee Directors Stock Plan.


**DENNIS P. COYLE**
Signature of Reporting Person

**January 3, 2003**
Date